DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 10, 2005

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-10-2005

Re: The Walt Disney Company
Incoming letter dated December 27, 2004

Dear Mr. Neuhauser:

This is in response to your letter dated December 27, 2004 concerning the shareholder proposal submitted to Disney by the St. Joseph Health System, The Sisters of St. Francis of Philadelphia, the Sisters of St. Dominic of Racine, Wisconsin and the Ursuline Provincialate of the Eastern Province of the United States. On December 15, 2004, we issued our response expressing our informal view that Disney could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.


05000876

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

926980

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 27, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: David Lynn, Associate Director.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Via fax

Dear Sir/Madam:

As you know, the St. Joseph Health System, The Sisters of St. Francis of Philadelphia, the Sisters of St. Dominic of Racine Wisconsin and the Ursuline Provincialate of the Eastern Province of the United States (which institutions own, in total, approximately 115,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), submitted a shareholder proposal to Disney, which proposal requested the Company to include non-financial criteria when setting executive compensation..

On October 15, 2004, Wachtel Lipton Rosen & Katz (hereinafter referred to as "Wachtel") sent, on behalf of Disney, a request that the Proponents' shareholder proposal be excluded from Disney's 2005 proxy statement on the ground, *inter alia*, that it could be excluded under Rule 14a-8(i)(7). The undersigned sent a letter to the Staff dated November 23, 2004, explaining why Rule 14a-8(i)(7) was inapplicable to the Proponents' proposal. Wachtel then sent a supplemental letter dated November 30, 2004.

By letter dated December 15, 2004, (but not received by the Proponents until the week of December 22, 2004) the Staff opined that the Proponents' shareholder proposal could be excluded by virtue of Rule 14a-8(i)(7).

In accordance with 17 CFR 202.1(d), the undersigned hereby requests, on behalf of the Proponents, that (i) the Staff reconsider its no-action response dated December 15, 2004, and, in the event that upon such reconsideration the position of the Staff is not reversed, that (ii) the Staff submit the matter to the Commission. We believe (i) that the proposal is an executive compensation proposal, not a tobacco proposal, but (ii) that even if viewed as a tobacco proposal that the proposal should not be excludable pursuant to Rule 14a-8(i)(7) for the reasons set forth in the undersigned's letter of even date concerning the shareholder proposal submitted to Disney by the Sinsinawa Dominicans et al, to whit that the issues raised by the Sinsinawa Dominican's proposal, namely, whether the Company's actions directly implicate it in causing death and disease, raises such important policy questions as to preclude the application of the ordinary business exclusion to the proposal.

We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Pamela S. Seymon
All Proponents
Rev. Michael Crosby
Sister Pat Wolf

To David Lynn
Assoc Director
Division of Corp Fin
SEC
Via FAX 202-942-9525

From: Paul M Neuhauser
Tel & FAX 941-349-6164

Re Shareholder proposal submitted to
Dianey by ST Joseph Health System

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